BRANDON J. CAGE
Assistant Vice President
Counsel
Law Department
Phone: 949-219-3943
Fax: 949-219-6952
Brandon.Cage@pacificlife.com
December 7, 2009
Michael L. Kosoff
Senior Counsel
Office of Insurance Products
Division of Investment Management
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549-0506

Re:	Response to comments regarding Post-Effective Amendment No. 16 of the Pacific Voyages (333-136597) Individual Flexible Premium Deferred Variable Annuity, funded by Separate Account A (811-08946) of Pacific Life Insurance Company; regarding a new optional benefit rider.
Dear Mr. Kosoff:
On behalf of Pacific Life Insurance Company and Separate Account A of Pacific Life Insurance Company (811-08946) (hereinafter collectively referred to as “Registrants”), set forth below are responses to comments received from you via telephone on November 30, 2009, in connection with the above referenced Post-Effective Amendment on Form N-4, filed with the SEC on October 16, 2009.
1. Staff Comment: General Comment.
a. Please confirm that comments given in response to the current filing, where applicable, will be applied to the CoreProtect Advantage Rider when the registration statement is updated.
Response: We hereby confirm that any applicable comments will be applied to the CoreProtect Advantage Rider disclosure when the registration statement is updated.
b. As there are a large number of living benefits offered under these contracts, please consider adding a table that compares the salient features of the optional living benefits.
Response: Thank you, we will take this into consideration.
2. Staff Comment: An Overview of CoreProtect Advantage Rider.
a. End of 1st paragraph, please include a statement that there are limits on withdrawals and restrictions on investments and violating these results in a reduction in benefits.

Mr. Kosoff
December 7, 2009

Response: We respectfully decline to add repetitive disclosure in this instance. The paragraph immediately before the paragraph referenced in this comment already covers the result of failing to follow the investment allocation requirements. Also, given the proximity of the existing disclosure, no additional disclosure covering the same topic is warranted. In fact, this disclosure was recently added pursuant to Staff comments received. The disclosure we added previously is as follows:
“Failure to adhere to the Investment Allocation Requirements may cause your Rider to terminate”.
In addition, there is existing disclosure in the paragraph referenced in this comment that already covers the affect of withdrawals limits. The existing disclosure is as follows:
“If your total withdrawals in a Contract Year exceed the annual withdrawal amount allowed under the Rider, then the Protected Payment Base may decrease and the amount you may withdraw in the future under the Rider may be reduced.”
b. Last sentence of 3rd paragraph, please add Rider Effective Date, Annual Credit Value, and Highest Anniversary Value to the list of terms.
Response: We modified the last sentence to include the additional terms.
3. Staff Comment: Rider Terms.
a. To the extent practicable, please revise the definition of Annual Credit Value for clarity. For instance please revise the last sentence to make it clear that the Annual Credit Value increases each year not just with respect to the initial value.
Response: We revised the last paragraph for clarity by removing the reference to “initial” and adding “each year”. The disclosure was revised as follows [new disclosure is underlined for your reference]:
“The Annual Credit Value is increased each year by any Annual Credits, plus any subsequent Purchase Payments...during the periods described above”
b. Please revise the definition of Protected Payment Amount to include the parenthetical “(except an RMD withdrawal)”.
Response: We respectfully decline to add the requested disclosure. The requested revision, in this context, can be construed to mean that the Protected Payment Amount is the maximum annual withdrawal amount plus any RMD withdrawals which would result in an inflated and incorrect Protected Payment Amount. Any withdrawal, including an RMD withdrawal is counted towards the maximum annual amount that may be withdrawn each year. However, we do provide an exception when the maximum annual amount is exceeded due to an RMD withdrawal (the main reason why we have the parenthetical “except an RMD withdrawal” in other places).
c. For clarity, please explain in each applicable rider term, what the initial value is, rather than leaving the explanation in another section that has to be referred to as is currently being done.
Response: We modified the disclosure such that the initial value is included directly in each applicable term.

Mr. Kosoff
December 7, 2009

4. Staff Comment: Subsequent Purchase Payments.
a. In the sentence following the first two bullet points, please explain why the Protected Payment Base and Remaining Protected Balance are not included.
Response: Subsequent Purchase Payments also increase the Protected Payment Base and the Remaining Protected Balance by the Purchase Payment Amount. For clarity, we revised the sentence as follows [new disclosure underlined for your reference]:
“will result in an increase in the Annual Credit Value, Highest Anniversary Value, Protected Payment Base, and Remaining Protected Balance equal to the Purchase Payment Amount.”
b. In the sentence following second set of bullets, please remove the uppercase “A” since this is not a defined term.
Response: Thank you for bringing this to our attention. We made the correction.
5. Staff Comment: How the Rider Works.
a. Please highlight the next to last sentence of the first paragraph in bold. In addition, note in the following sentence that an investor, on his own, may not choose to terminate the rider.
Response: We made the next to last sentence bold. In addition, we added the following disclosure as the new last sentence of the first paragraph:
“Once the Rider is purchased, you cannot request a termination of the Rider (see the Termination subsection of this Rider for more information).”
b. In the last sentence of the 1st paragraph, you discuss the Annual Credit Value but not the Highest Anniversary Value. For consistency, when you discuss one concept, please include the other as they operate together to determine the Protected Payment Base.
Response: We modified the existing last sentence to mention the Highest Anniversary Value feature. The existing last sentence was modified as follows:
“This Rider also provides for a Highest Anniversary Value feature and for an amount (an “Annual Credit”) to be added to the Annual Credit Value.”
c. Please add language to the first paragraph of the How the Rider Works subsection, disclosing the major conditions that may affect one’s receipt of the benefit (i.e. investment restrictions, taking of withdrawals before a given age and specify that age, and taking excess withdrawals) and the consequences of violating these conditions.
Response: Disclosure pertaining to violations of the investment allocation requirements is already disclosed in this supplement (see response to comment 2). In addition, in the Other Optional Riders – General Information section of the prospectus (an introduction to the optional riders), there is ample

Mr. Kosoff
December 7, 2009

disclosure that already covers, in detail, the investment restrictions for each rider and that the rider will terminate if the requirements are not followed.
In the first paragraph of the How the Rider Works subsection of the supplement, we already disclose the age requirements for lifetime withdrawals and what happens if withdrawals begin before that disclosed age. Pursuant to comment 5(a) above, we made a sentence bold which will provide more prominence to this subject matter. This disclosure was previously added pursuant to recent Staff comments.
Finally, for consistency with recent Staff comments pertaining to excess withdrawals, we added the following general paragraph that applies to all riders to cover the potential effects of taking excess withdrawals where applicable:
“The General Information subsection is amended to include the following:
Taking a withdrawal before a certain age or a withdrawal that is greater than the allowed annual withdrawal amount under a particular Rider, may result in adverse consequences such as a reduction in Rider benefits or the failure to receive lifetime withdrawals under a Rider.”
6. Staff Comment: Withdrawals Exceeding the Protected Payment Amount.
a. Please briefly describe, in the narrative, what proportionate basis refers to.
Response: We added the following disclosure:
“Proportionate basis refers to the reduction of the Protected Payment Base and Remaining Protected Balance based, in part, on the ratio of the excess withdrawal amount divided by the Contract Value less the Protected Payment Amount.”
b. Explicitly state that when the Protected Payment Base/Remaining Protected Balance exceeds the Contract Value, the proportionate reduction will reduce the Protected Payment Base/Remaining Protected Balance by an amount greater than the amount withdrawn.
Response: We added the following disclosure to the last sentence of the Withdrawals Exceeding the Protected Payment Amount paragraph (same disclosure that is currently in the How the Rider Works subsection):
“If a withdrawal is greater than the Protected Payment Amount and the Contract Value is less than the Protected Payment Base, both the Protected Payment Base and Remaining Protected Balance will be reduced by an amount that is greater than the excess amount withdrawn.”
7. Staff Comment: Annual Credit.
a. Please clarify when the Annual Credit Value and Highest Anniversary Value are set equal to the Protected Payment Base.
b. Please clarify whether the Annual Credit Value and Highest Anniversary Value also increases the Remaining Protected Balance.

Mr. Kosoff
December 7, 2009

c. Please include a section describing the Highest Anniversary Value immediately following the Annual Credit Value section.
Response to a, b and c: The Annual Credit subsection only describes how the 5% Annual Credit is calculated and when the 5% Annual Credit is credited to the Annual Credit Value. This section does not describe the Annual Credit Value. The adjustment to the Protected Payment Base and Remaining Protected Balance is disclosed in the “Adjustment to Values” subsection. That subsection describes the time period and method used to determine when the Annual Credit Value and Highest Anniversary Value are utilized to adjust the Protected Payment Base and Remaining Protected Balance. In addition, the Annual Credit Value and Highest Anniversary Value are described in the Rider Terms subsection which includes disclosure pertaining to how those values are increased.
To provide more clarity, we modified the heading for the Adjustment to Values subsection as follows:
“Adjustment to Protected Payment Base and Remaining Protected Balance Using the Annual Credit Value or Highest Anniversary Value”
8. Staff Comment: Reset of Protected Payment Base and Remaining Protected Balance. Please clarify that the reset does not restart the right to receive the Annual Credit Value or Highest Anniversary Value as a new Protected Payment Amount.
Response: We added additional disclosure regarding the relationship of resets to the Annual Credit Value, the Highest Anniversary Value and the Annual Credit. To maintain consistency with our approach to this concept in other optional living benefit riders, we added such disclosure to the “Adjustment to Protected Payment Base and Remaining Protected Balance Using...” and “Annual Credit” subsections.
We modified the last paragraph of the Adjustment to Protected Payment Base and Remaining Protected Balance Using the Annual Credit Value or Highest Anniversary Value subsection as follows [new disclosure is underlined or your reference]:
“An increase to the Annual Credit Value or Highest Anniversary Value is not considered an Automatic Reset or an Owner-Elected Reset and will not result in a change to the annual charge percentage. In addition, once resets become available (after the first withdrawal or 10 Contract Anniversaries as described above), eligibility for the Annual Credit Value or Highest Anniversary Value adjustment cannot be reinstated by any Automatic or Owner-Elected Reset.”
We also modified the Annual Credit subsection by adding the following paragraph:
“Once a withdrawal (including an RMD Withdrawal) or 10 Contract Anniversaries has occurred, as measured from the Rider Effective Date, no Annual Credit will be added to the Annual Credit Value. In addition, Annual Credit eligibility cannot be reinstated by any Automatic or Owner-Elected Reset.”
9. Staff Comment: Continuation of Rider if Surviving Spouse Continues Contract. Please confirm supplementally, that even if the surviving spouse is over age 65 he or she must reset the rider to receive lifetime benefits.

Mr. Kosoff
December 7, 2009

Response: We hereby confirm that even if the surviving spouse is over age 65 when the contract is continued, a reset must occur to receive withdrawals for life.
10. Staff Comment: Example 4.
a. If appropriate, indent the 3 paragraphs following the paragraph that begins “Fourth, determine the new Remaining Protected Balance” as these paragraphs explain the preceding paragraph.
Response: The 3 paragraphs do explain the preceding paragraph. We indented the paragraphs.
b. In the paragraph beginning “To determine the proportionate reduction,” please add the phrase “immediately before the withdrawal” to the terms Remaining Protected Balance and Protected Payment Amount, where appropriate, to avoid confusion.
Response: For clarity, we added additional disclosure by adding “immediately before the withdrawal” or “new” where applicable.
11. Staff Comment: Tandy Representation. Notwithstanding our comments, please acknowledge that: 1) the Commission Staff has not passed upon the accuracy or adequacy of the above-referenced filing; 2) the review of the filing by the Commission Staff does not relieve the Registrants from its full responsibility for the adequacy and accuracy of the disclosure in the filing nor does it foreclose the Commission from taking any action with respect to the filing; and 3) the Registrants may not assert, as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States, that the Commission Staff reviewed this filing and provided comments to the Registrants or that the filing became automatically effective thereafter.
Response: The Registrants hereby acknowledge as follows: 1) the Commission Staff has not passed upon the accuracy or adequacy of the above referenced filing; 2) the review of the filing by the Commission Staff does not relieve the Registrants from its full responsibility for the adequacy and accuracy of the disclosure in the filing nor does it foreclose the Commission from taking any action with respect to the filing; and 3) the Registrants may not assert, as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States, that the Commission Staff reviewed this filing and provided comments to the Registrants or that the filing became automatically effective thereafter.
I believe that the foregoing is responsive to the SEC Staff’s comments. If you have any questions, please call me at (949) 219-3943. Thank you.

Sincerely,
/s/ BRANDON J. CAGE

Brandon J. Cage